AB*
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08030368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **212-389-1500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Scott L. Bok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA ROSALES
Notary Public, State of New York
No. 01RO6059690
Qualified in New York County
Commission Expires August 29, 2011

Notary Public

Signature

Co-Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Greenhill & Co., LLC

(A wholly-owned subsidiary of Greenhill & Co., Inc.)

December 31, 2007

With Report of Independent Registered Public Accounting Firm

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2007. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Greenhill & Co., LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2008

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 59,268,031
Financial advisory fees receivable, net of allowance for doubtful accounts of $0.1 million at December 31, 2007	17,272,675
Due from affiliates	5,377,199
Other assets	108,414
Total assets	$ 82,026,319
Liabilities and Member's Capital	
Compensation payable	$ 50,547,767
Accounts payable and accrued expenses	1,486,389
Due to affiliates	514,842
Total liabilities	52,548,998
Member's capital	29,477,321
Total liabilities and member's capital	$ 82,026,319

See accompanying notes to statement of financial condition.

Note 1 - Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent" or "Member"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority. The Company, a New York limited liability company, is engaged in the investment banking business providing financial advisory services to corporations, institutions and others in connection with mergers, acquisitions, divestitures, tender and exchange offers, leveraged buyouts, restructurings, recapitalizations and other extraordinary corporate transactions. The Company has offices in New York and Dallas.

G&Co is an affiliate of Greenhill & Co. International LLP ("GCI"). GCI has offices in the United Kingdom and Germany and is an authorized ISD Category D Corporate Finance Advisory Firm that is regulated by the Financial Services Authority ("FSA"). GCI is engaged in similar investment banking activities to those conducted by the Company in the United States.

G&Co is an affiliate of Greenhill & Co. Europe Holdings Limited ("GCE"). GCE controls GCI, Greenhill & Co. Europe LLP ("GCEI"), and Greenhill Capital Partners Europe LLP ("GCPE"), through its controlling membership interests. GCEI is regulated by the FSA and is engaged in similar investment banking activities to those conducted by the Company in the United States. GCPE is also regulated by the FSA and provides investment advisory services to GCP Europe, our UK-based private equity fund. GCE is a wholly-owned subsidiary of the Parent.

G&Co is an affiliate of Greenhill & Co. Canada Ltd. ("GCL"), a Toronto based investment banking firm. GCL is engaged in similar investment banking activities to those conducted by the Company in the United States. GCL is wholly-owned by Greenhill & Co. Holdings Canada, Ltd, a Canadian holdings company, that is wholly owned by the Parent.

G&Co is an affiliate of Greenhill Capital Partners, LLC ("GCPLLC"). GCPLLC provides managerial and administrative services to affiliated partnerships which invest in private equity and is a registered investment advisor under the Investment Advisors Act of 1940 ("IAA"). GCPLLC is a wholly-owned subsidiary of the Parent.

G&Co is an affiliate of Greenhill Venture Partners, LLC ("GVP"). GVP provides investment advisory services to affiliated partnerships which invest in early growth stage companies in the tech-enabled and business information services industries and is a registered investment advisor under the IAA. GVP is a wholly-owned subsidiary of the Parent.

G&Co is an affiliate of Greenhill Aviation Co., LLC ("GAC"). GAC owns and operates an aircraft, which is used for the benefit of the Company's employees and their immediate family members. GAC is a wholly-owned subsidiary of the Parent.

Note 2 - Summary of Significant Accounting Policies

Revenues

The Company recognizes advisory fee revenue when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of financial advisory engagements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. At December 31, 2007, the carrying value of the Company's financial instruments, including cash equivalents, approximate fair value.

Financial Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees, including certain Company employees. In accordance with FASB Statement No. 123(R), "Share-Based Payments" *("SFAS 123(R)")*, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

Expense Allocations

Certain expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees,

communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition is reasonable and prudent. Actual results could differ from these estimates.

Note 3 – Related Party Transactions

At December 31, 2007, the Company had receivables of $3.8 million from a non-interest bearing, term loan to GAC. In addition, the Company had receivables relating to amounts due from expense chargebacks of $0.5 million from GCPLLC, $0.6 million from GVP, and $0.1 million from GCPE. The Company had receivables of $0.4 million from GCI primarily relating to financial advisory services provided by the Company to GCI clients. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2007, the Company owed $0.2 million to the Parent and $0.3 million to GCL, primarily relating to expense allocations.

Note 4 - Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes.

Note 5 – Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date. To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units.

Restricted stock units are issued to employees under the equity incentive plan, primarily in connection with its annual bonus awards and compensation agreements for new hires. Additionally, restricted stock units were issued to employees at the time of the Parent's

initial public offering.

Note 6 – Member's Capital

The Company makes periodic cash distributions subject to net capital requirements and working capital needs, to its Parent. The Parent also makes periodic cash capital contributions subject to working capital needs of the Company. In addition, effective October 1, 2007 the value of the restricted compensation charge will be deemed capital contributions by the Parent.

Note 7 - Retirement Plan

G&Co participates in a qualified defined contribution plan (the "Retirement Plan") sponsored by the Parent covering all eligible employees of the Company. Employees must be 21 years old to be eligible to participate. The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and an employer discretionary profit sharing contribution, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. G&Co provides matching contributions up to $1,000 per employee.

The assets of the Retirement Plan are invested in various equity funds, U.S. government securities and money market funds.

Note 8 - Commitments

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment.

As of December 31, 2007, the approximate aggregate minimum future rental payments for the leases held by the Company and its portion of the lease payments allocated by the Parent were as follows:

2008	$ 4,423,000
2009	4,297,000
2010	2,354,000
2011	177,000
2012	177,000
Thereafter	15,000
Total	$ 11,443,000

From time to time, the Company may be involved in litigation arising out of the ordinary course of its business. The Company is unable to estimate any maximum payout which

may be required to be made in respect of such litigation. However, management believes it is unlikely that the Company will have to make any material payments in connection with such litigation.

Note 9 - Regulatory Requirements

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2007, G&Co's net capital was $5.9 million, which exceeded its requirement by $2.4 million. G&Co's aggregate indebtedness to net capital ratio was 8.91 to 1.

Certain advances, distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

END